EXHIBIT 99.1

Galapagos Welcomes Dr. Paulo Fontoura to its Board of Directors

Dr. Fontoura brings extensive global leadership, clinical development, and operational experience to the Board

Mechelen, Belgium; February 19, 2026, 22:01 CET — Galapagos NV (Euronext & NASDAQ: GLPG), today announced the appointment by way of co-optation of Dr. Paulo Fontoura as Non-Executive Independent Director to its Board of Directors, effective February 9, 2026.

“We are pleased to welcome Paulo to our Board,” said Jérôme Contamine, Chair of the Board of Galapagos. “His global leadership experience, deep understanding of clinical development strategy, and proven track record of assessing and advancing differentiated assets will strengthen the Board’s ability to provide strategic guidance as the Company evaluates transformative business development opportunities.” Dr. Paulo Fontoura replaces Dr. Susanne Schaffert, who stepped down from the Board effective November 1, 2025, as previously announced in the press release dated October 30, 2025.

“Galapagos is entering its next phase with a clear strategic focus and commitment to disciplined growth,” said Henry Gosebruch, CEO of Galapagos. “I look forward to continuing to work alongside our accomplished Board and senior leadership team and to welcoming Paulo as we execute our strategy to advance innovative medicines for patients and deliver long-term value for shareholders.”

Biography
Dr. Paulo Fontoura brings 20 years of pharmaceutical industry experience, with deep expertise in neurology, immunology, ophthalmology, and rare diseases. He currently serves as Chief Medical Officer at Xaira. Before joining Xaira, Dr. Fontoura was SVP and Global Head at Roche, where he led clinical development across neuroscience, immunology, ophthalmology, and rare diseases, contributed to the launch of multiple breakthrough therapies, and pioneered digital health approaches, such as smartphone‑based clinical endpoints. He previously held academic roles at the New University of Lisbon, where he earned his MD and PhD in Neuroimmunology. Dr. Fontoura also completed a postdoctoral fellowship at Stanford University, is a Fellow of the American Academy of Neurology, and continues to teach as a visiting professor in Lisbon and as a lecturer in Basel.

For further information, contact Galapagos:
Investor Relations
Glenn Schulman

+1 412 522 6239
ir@glpg.com

Media
Media
Katie Morris
+1 952 288 6821
katiemorris@ententeinc.com

Visit us at www.glpg.com or follow us on LinkedIn or X.

Forward-looking statements
This press release may include forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but not always, made through the use of words or phrases such as “will,” “long-term,” and “forward,” and any similar expressions. These statements include, but are not limited to, statements regarding the appointment by way of co-optation of a new director, our business development and associated transformative opportunities, the expected benefits associated with the changes to our Board, the Board’s ability to provide strategic guidance, the advancement of our innovative medicines for patients, and our ability to deliver long-term value for shareholders. Any forward-looking statements in this press release are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve unknown and known risks, uncertainties, and other factors which might cause our actual results, performance, or achievements to be materially different from any historic or future results, performance, or achievements expressed or implied by such statements. These risks, uncertainties, and other factors include, without limitation, the risk that we may not be able to realize the expected benefits from the appointment of the new director. A further list and description of these risks, uncertainties, and other factors can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC, as supplemented and/or modified by any other filings and reports that we have made or will make with the SEC in the future. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if our results, performance, or achievements are consistent with such forward-looking statements, they may not be predictive of results, performance, or achievements in future periods. These forward-looking statements speak only as of the date of publication of this press release. We expressly disclaim any obligation to update any forward-looking statements in this press release, unless required by law or regulation.